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                             June 4, 2024

       Todd Macomber
       Chief Financial Officer
       Radiant Logistics, Inc.
       Triton Towers Two
       700 S. Renton Village Place
       Seventh Floor
       Renton, WA 98057

                                                        Re: Radiant Logistics,
Inc.
                                                            Form 8-K
                                                            Filed March 20,
2024
                                                            File No. 001-35392

       Dear Todd Macomber:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K

       Item 1.05 Material Cybersecurity Incidents, page 1

   1. We note the statement you experienced a cybersecurity incident that, as of the date of the filing, did not have a
material on your overall operations. Please advise us as to why you determined to file
under Item 1.05 of Form 8-K given the statement that, as of the date of the filing, the
incident did not you have a material impact on the Company   s overall
                                                        operations and you had
not yet determined the incident is reasonably likely to materially impact your financial
condition or results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Todd Macomber
Radiant Logistics, Inc.
June 4, 2024
Page 2

       Please contact Cheryl Brown at 202-551-3905 or Sebastian Gomez Abero at 202-551-
3578 with any questions.



                                                       Sincerely,
FirstName LastNameTodd Macomber
                                                       Division of Corporation
Finance
Comapany NameRadiant Logistics, Inc.
                                                       Office of Finance
June 4, 2024 Page 2
cc:       Pat Pazderka
FirstName LastName